September 23, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AIM ImmunoTech Inc.
Registration Statement on Form S-1
(SEC filing No. 333-233657)

Acceleration Request
Requested Date: September 24, 2019
Requested Time: 5:30 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), AIM ImmunoTech Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-233657) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the Commission”).

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Silverman Shin & Byrne PLLC, by calling Richard Feiner, Esq. at (646) 822-1170. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to Mr. Feiner via email at rfeiner@silverfirm.com.

Very truly yours,

AIM ImmunoTech Inc.

By:	/s/ Ellen Lintal
Ellen Lintal,
Chief Financial Officer

cc: Richard Feiner, Esq.

Corporate Headquarters
2117 SW Highway 484, Ocala FL 34473		t: 352-448-7797	f: 352-480-4620
Finance & Administration
604 Main Street, Riverton NJ 08077		t: 352-448-7797	f: 352-480-4620
Manufacturing
783 Jersey Ave, New Brunswick, NJ 08901	www.aimimmuno.com	t: 732-249-3250	f: 732-249-6895